82-34762

Antena 3

Director of the Legal Department

RECEIVED
2006 MAR -6 A 8:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DATE: 27TH FEBRUARY 2006

TO: Mr. Paul Dudek
Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

FAX: 00 1 (202) 772 9207

FROM: Carmen Rodriguez
Deputy Secretary of the Board of Directors
Legal Department Director

TEL: (34) 91 623 06 17
FAX: (34) 91 623 09 25

SUPPL

RE: FINANCIAL RESULTS AND SIGNIFICANT EVENTS
Number of pages including this one: 54 (18 + 18 +18)

Dear Mr. Dudek:

In order to comply with the SEC procedures, please find attached a copy of the Financial Results of Antena 3 Group at 30th December in English version and a Significant Events summary.

We also herein attach a presentation of the company about the above mentioned results.

Truly yours,

Carmen Rodríguez
Deputy Secretary of the Board of Directors and
Legal Department Director

Avda. Isla Graciosa, nº 13
28700 San Sebastián de los Reyes
MADRID, SPAIN
Tel. (34) 91.623.07.08

Antena 3

FINANCIAL RESULTS 2005

31 December 2005

Antena 3 Group's consolidated figures have been prepared in accordance with International Financial Reporting Standards (IFRS), taking into consideration all accounting principles and rules and all obligatory valuation criteria, as well as the alternatives permitted by the regulations in this respect.

The FY-2004 figures included for purposes of comparison have also been drawn up in accordance with IFRS, applying the same principles and rules as for the FY-2005 figures.

Attached is a document indicating the main impact on the financial statements of application for the first time of IFRS and the decisions taken in cases in which there were alternatives available.

The data prepared in the IFRS format refer esclusively to the consolidated financial statemens of the Antena 3 Group

1. ANTENA 3 GROUP

Consolidated Income Statement (IFRS)

Thousands of Euros	Jan-Dec 2005	Jan-Dec 2004	Change
Sales	997,715	837,880	19.1%
Net Sales	**932,042**	**770,956**	**20.9%**
Other revenues	72,737	47,078	54.5%
NET REVENUES	**1,004,779**	**818,034**	**22.8%**
OPERATING EXPENSES	**657,362**	**619,514**	**6.1%**
EBITDA	**347,417**	**198,520**	**75.0%**
Depreciation & amortization	22,059	25,161	(12.3%)
EBIT	**325,358**	**173,359**	**87.7%**
Net gains on asset inpairment/reversals of asset impairment	**8,737**	**2,519**	**246.8%**
Net Financial results	**(14,262)**	**(15,538)**	**8.2%**
Share in results of equity method companies		**73**	**n/a**
Net results from sale of non-current assets	**2,835**	**(4,315)**	**n/a**
Other gains/losses, net	**30**	**1,043**	**(97.1%)**
Net Income before tax	**322,698**	**157,141**	**105.4%**
Corporate income tax	96,688	44,076	119.4%
Net Income	**226,010**	**113,065**	**99.9%**

1.2 Contribution to Net Revenues and Income

Thousands of Euros	Jan-Dec 2005	% of total	Jan-Dec 2004	% of total
[illegible]				
A3 TELEVISION	856,895	85.3%	698,137	85.3%
UNIPREX	90,616	9.0%	86,849	10.6%
OTHERS	57,268	5.7%	35,048	4.0%
TOTAL	1,004,779	100.0%	818,034	100.0%
[illegible]				
A3 TELEVISION	320,722	92.3%	192,807	97.1%
UNIPREX	21,532	6.2%	11,276	5.7%
OTHERS	5,163	1.5%	(5,563)	(2.8%)
TOTAL	347,417	100.0%	198,520	100.0%
[illegible]				
A3 TELEVISION	208,613	92.3%	112,390	99.4%
UNIPREX	13,509	6.0%	4,970	4.4%
OTHERS	3,888	1.7%	(4,295)	(3.8%)
TOTAL	226,010	100.0%	113,065	100.0%

1.3 Consolidated Balance Sheet (IFRS)

Thousands of Euros	31 December 2005	31 December 2004
ASSETS		
Goodwill	180,739	135,366
Net & other fixed assets	83,714	87,762
Other intangible assets	20,982	16,648
Financial assets	479	377
Tax receivables	52,044	108,344
Other non-current assets	881	4,846
Total NON-CURRENT ASSETS	**338,839**	**353,343**
Programme rights and advances	259,365	232,581
Other inventories	4,042	5,116
Accounts receivable	249,417	211,832
Current financial assets	3,478	1
Current tax assets	4,591	5,044
Other current assets	3,151	4,873
Cash and others	140,014	178,471
Total CURRENT ASSETS	**664,058**	**637,918**
ASSETS ON INVESTMENTS HELD FOR SALE	**545**	**5,041**
TOTAL ASSETS	**1,003,442**	**996,302**
LIABILITIES		
Issued Capital	166,668	166,668
Legal reserve	33,334	33,334
Reserve for treasury shares	29,519	2,933
Income attributed to Parent Company	274,560	150,697
Treasury Shares	(29,519)	(2,933)
Interim dividend	(83,038)	0
Total EQUITY	**391,524**	**350,699**
Payable to credit institutions	629	62,642
Provisions	1,717	0
Other long-term accounts payable	36,936	10,080
Total NON-CURRENT LIABILITIES	**39,282**	**72,722**
Payable to credit institutions	1,860	31,791
Trade accounts payable	234,164	228,661
Other fanancial liabilities	11	20,158
Provisions	297,577	267,631
Current tax liabilities	14,326	9,280
Other current liabilities	23,466	13,575
Total CURRENT LIABILITIES	**571,404**	**571,096**
LIABILITIES ON INVESTMENTS HELD FOR SALE	**1,232**	**1,785**
TOTAL LIABILITIES	**1,003,442**	**996,302**

1.4 Consolidated Cash Flow (IFRS)

Thousands of Euros	2005
1.- CASH FLOW FROM OPERATIONS	
Profit Before Tax	**322,698**
Reconciliation of profit to cash flow from operations	**71,439**
- Depreciation and amortisation charges	22,059
- Provisions	46,721
- (Gains)/losses on disposals	(11,602)
- Accrued Financial Costs	14,262
(Increase)/decrease in Working Capital	**(60,324)**
Cash generated by operations	**333,813**
Income tax payed	(38,625)
Cash Flow from operations	**295,189**
2.- CASH FLOW FROM INVESTMENT ACTIVITIES	
Investments	**(68,811)**
Acquisitions	(45,231)
Fixed Assets	(23,580)
Disposals	**20,217**
Divestments	15,800
Fixed Assets	4,416
Cash Flow from Investment Activities	**(48,594)**
3.- CASH FLOW FROM FINANCING ACTIVITIES	
Dividend Payment	(166,309)
Purchase of A3TV Shares	(26,586)
Cash financial costs/incomes	(3,879)
Cash Flow from financing activities	**(196,774)**
(INCREASE)/DECREASE OF CASH DURING THE PERIOS	**49,821**
Initial cash position	**84,038**
Variations resulting from changes in consolidation perimeter	3,665
Cash equivalent at the beginning of the period, new perimeter	**87,704**
Net Cash / (Debt) at period end	**137,525**

1.5. Comments on the Antena 3 Group

1.5.0 Modification in Consolidated Scope (IFRS)

As of June, 1st 2005, Unipublic, S.A. was incorporated into the accounts of the Antena 3 Group. Had this incorporation not been made, Group revenues and expenses would have been as follows:

Thousands of Euros	Jan-Dec 2005	Jan-Dec 2004	Change
NET REVENUES	976,889	818,034	19.4%
OPERATING EXPENSES	636,587	619,514	2.8%
EBITDA	340,302	198,520	71.4%

1.5.1 Net Revenues

Net revenues totalled Euros 1,004.8 million in FY-2005, up 22.8% on the previous financial year and an all-time high for the Antena 3 Group.

The advertising market continued to grow in the fourth quarter in comparison with 2004, although at a slower pace than in previous quarters. The increase in Group net revenues in the fourth quarter has once again outstripped the internal growth forecasts.

1.5.2 Operating Expenses

Operating expenses rose by 6.1% in FY-2005, primarily due to the incorporation of Unipublic's expenses and to the increase in costs associated to sales and earnings.

Costs grew by 1.4% in the fourth quarter versus the same period of 2004, reflecting the effect of both the higher costs deriving from higher sales and earnings and consolidation of Unipublic's expenses. All other operating expenses were down 4.3%, in line with the cost containment policy introduced by the Group in 2003.

1.5.3 EBITDA

Margin on Net Revenue rose by 10.3 percentage points, up from 24.3% in FY-2004 to 34.6% in FY-2005, representing an all-time high for the Antena 3 Group.

Thanks to the excellent revenues performance and the cost control policy, EBITDA grew by 75.0% in FY-2005, totalling Euros 347.4 million versus Euros 198.5 million in FY-2004.

Antena 3 Televisión is still the division that makes by far the biggest contribution to earnings (92.3%), although Uniprex's contribution continues to grow, almost doubling the 2004 figure, and the contribution from Others now represents 1.5% following the incorporation of Unipublic.

In the fourth quarter, Group EBITDA rose by 56.0% versus the same period in 2004. Net revenue margin in 4Q-2005 was also higher than in 4Q-2004 (32.2% versus 23.6%).

1.5.4 Results from sales of assets

These headings primarily reflect the positive results deriving from the sale of non-strategic stakes for the Group (Canal Satélite Digital and Mediapark).

1.5.5 Profit before tax

Net financial expenses amounted to Euros 14.3 million. The most important item relates to the provision for interest and bank guarantee expenses deriving from the arbitration award between Uniprex and the Radio Blanca Group.

Profit before tax totalled Euros 322.7 million in FY-2005, more than double (+105.4%) the Euros 157.1 million recorded in FY-2004.

1.5.6 Consolidated Full-Year Profit

Consolidated profit for FY-2005 was up 99.9% at Euros 226.0 million, versus Euros 113.1 million in FY-2004. These are the best results ever for the Antena 3 Group.

1.5.7 Cash Flow and financial position

At 31 December 2005, the cash flow from operations totalled Euros 295.2 million. The Antena 3 Group records a positive net financial position of Euros 137.5 million, versus Euros 84 million at end 2004.

2. ANTENA 3 TELEVISION

2.1 Profit & Loss Account (Spanish GAAP)

Thousands of Euros	Jan-Dec 2005	Jan-Dec 2004	Change
Advertising revenues	835,926	700,729	19.3%
Net turnover	**800,025**	**659,522**	**21.3%**
Other revenues	64,666	37,910	70.6%
NET REVENUES	**864,691**	**697,432**	**24.0%**
OPERATING EXPENSES	**538,717**	**487,361**	**10.5%**
EBITDA	**325,974**	**210,071**	**55.2%**
Depreciation & Amortization	17,276	19,833	(12.9%)
Operating results	**308,698**	**190,238**	**62.3%**
Financial results	**(15,102)**	**(7,085)**	**(113.2%)**
Results on Ordinary Activities	**293,596**	**183,153**	**60.3%**
Extraordinary Results	**5,900**	**(35,932)**	**n/a**
Profit before Tax	**299,496**	**147,221**	**103.4%**
Corporate Income tax	92,024	44,362	107.4%
Profit for Year	**207,472**	**102,859**	**101.7%**

2.2 Comments on Antena 3 Televisión

2.2.1 Audience Figures

Antena 3 Televisión obtained an average audience share of 21.3% in 2005. This is an increase of five decimals on the 2004 share, the highest rate of growth among all the Spanish free-to-air-TV channels.

Antena 3 took the market lead from Telecinco in November 2005 and has maintained that lead through January 2006, on the basis of sound, attractive and highly varied programming.

AUDIENCE SHARE (January-December)


20,8%
21,3%
22,1%
22,3%
21,4%
19,6%
6,8%
5,8%
17,4%
17,3%
11,5%
13,7%
ANTENA 3 TELEVISION
TELECINCO
TVE1
La2
REGIONAL CHANNELS
OTHERS
Jan-Dec 04
Jan-Dec 05

In 2005 Antena 3 Televisión was the market leader in the family target and the only free-to-air channel recording growth. In the commercial target, Antena 3 Televisión was the general interest channel with the highest increase in audience share versus the previous year, both on a total day basis and in prime time.

Family Target
24h


23,2
22,2
18,5
16,3

Source: Sofres. Family Target: Households of 3 & More Persons <65

Commercial Target
24h


22,8
21,9
17,8
15,7

Source: Sofres. Business Target Index. 13-55 Years A MA MM.MB>10M.H

2.2.2 Net Revenues

As in FY-2004, net revenues in Antena 3 Televisión hit an all-time high in FY-2005, up 24.0% on the previous year at Euros 864.7 million.

On Company estimates, the television advertising market would have grown by around 10% in 2005 versus 2004. Antena 3 Televisión's share of this market would be in the area of 29%, an increase of more than two percentage points on the previous year.

The television advertising market continued to show strong growth in the fourth quarter, although the rate of increase was lower than in previous quarters. Net revenues in Antena 3 Televisión continue to post growth rates well above the market average.

Finally, despite the increase in audience share, ad market share gain is even higher, thus boosting the power ratio of Antena 3 Televisión.

2.2.3 Operating Expenses

Operating expenses totalled Euros 538.7 million in FY-2005, an increase of 10.5% on FY-2004.

In the fourth quarter, costs rose by 6.3% versus the same period of the previous year.

In both cases this increase is due to the effect of higher costs deriving from higher revenues, and to the efforts made in programming; efforts which have led to a higher audience share for Antena 3 Televisión, enabling it to take over as market leader in November 2005, and to higher revenues and earnings, as reflected by the excellent EBITDA figure for FY-2005. Similarly to the rest of the Group, the Company continues to apply a cost containment policy to reduce overheads.

2.2.4 EBITDA

EBITDA amounted to Euros 326.0 million in FY-2005, versus Euros 210.0 million in FY-2004. This improvement takes net revenue margin up from 30.1% in 2004 to 37.7% in 2005, an all-time high for the Company.

Net revenue margin in 4Q-2005, at 36.3%, was also higher than in 4Q-2004 (29.3%).

2.2.5 Extraordinary Results

FY-2005 extraordinaries reflect the positive results deriving from the sale of stakes in Canal Satélite Digital and Mediapark, as well as provisions for litigation and other risks and other portfolio provisions.

The improvement versus 4Q-2004 is primarily due to the lower portfolio provisions as a consequence of the good results obtained by the investee companies.

3. UNIPREX

3.1 Profit & Loss Account (Spanish GAAP)

Thousands of Euros	Jan-Dec 2005	Jan-Dec 2004	Change
Advertising revenues	100,038	97,147	3.0%
Net turnover	91,920	84,742	8.5%
Other revenues	4,867	6,001	(18.9%)
NET REVENUES	96,787	90,743	6.7%
OPERATING EXPENSES	74,125	75,434	(1.7%)
EBITDA	22,662	15,309	48.0%
Depreciation & Amortization	3,740	4,016	(6.9%)
Operating results	18,922	11,293	67.6%
Financial results	(34)	(170)	80.0%
Results on Ordinary Activities	18,888	11,123	69.8%
Extraordinary Results	(1,250)	(3,405)	63.3%
Profit before Tax	17,638	7,718	128.5%
Corporate income tax	4,313	2,650	62.8%
Profit for Year	13,325	5,068	162.9%

3.2 Comments on UNIPREX

Net revenues in FY-2005 were 6.7% higher than in FY-2004. The increase in advertising sales is due to the good performance of both the conventional and music (Europa FM) radio formats.

Operating expenses fell by 1.7% in FY-2005 versus FY-2004. Personnel costs decreased following implementation of the redundancy programme, as did contract costs due to the programming changes. By contrast, advertising costs increased as a result of the launch of Europa FM music radio.

EBITDA rose by Euros 7.4 million in FY-2005, up to Euros 22.7 million, giving a net revenue margin of 23.4%, versus 16.9% in FY-2004, and a net sales margin that places Uniprex top of the Spanish radio sector. In the fourth quarter the sales margin improved versus the same period of the previous year, up from 30.5% in 4Q-2004 to 32.5% in 4Q-2005.

3.2.1 Audience Figures

The third EGM wave (General Media Survey) showed radio gaining 346,000 listeners versus the previous wave, thanks to the boom in specialist radio and despite the fact that the general news formats are losing listeners. Onda Cero gained 12,000 listeners versus third wave 2004.

The number of listeners of the radio formula Europa FM in the 3rd. Survey 2005 grows 21%, from 255,000 listeners in the same survey of 2004 up to 309,000 listeners. The total number of listeners of Uniprex reaches 2,181,000 listeners, growing a 3,1% from the 3rd. Survey 2004.

ONDA CERO + EUROPA FM - E.G.M. Survey 2004-2005
Number of listeners (.000)



Onda Cero
Europa FM
2.115
2.159
2.130
2.181
3ª 04
1ª 05
2ª 05
3ª 05

4. OTHER ACTIVITIES

4.1 Contribution to Net Revenues and Earnings (IFRS)

The contribution of other Group activities has evolved as follows:

Thousands of Euros	Jan-Dec 2005	Jan-Dec 2004	Change
Net Revenues	57.268	33.048	73.3%
% of Antena 3 Group Revenues	5.7%	4.0%	
EBITDA	5.163	(5.563)	n/a
% of Antena 3 Group EBITDA	1.5%	(1.7%)	

In FY-2005 net revenues from other Group activities rose by 63.3%: Unipublic contributed Euros 27.9 million and Movierecord Euros 23.6 million, while the remainder contributed a total of Euros 5.8 million.

Over the same period, EBITDA came out of the red, going from a negative figure of Euros 5.6 million in FY-2004 to a positive figure of Euros 5.2 million in FY-2005. Unipublic contributed Euros 7.1 million, while Movierecord posted a loss of Euros 1.8 million and the remaining activities a loss of Euros 0.1 million. Losses at Movierecord are down 59.4% versus FY-2004, thanks to the major changes introduced in the business model.

SIGNIFICANT EVENTS NOTIFIED BY THE COMPANY

(2005 Fiscal Year)

Acquisitions or transfers of shareholdings in the capital of listed companies which have to be declared in accordance with article 53 of the Stock Exchange Market Law.

On 31st May 2005, FMR Corp notified the company a shareholding of 5.03% in the capital stock. On 2nd June 2005, the same company notified that its shareholding at that date represented 4.99% of the capital stock.

On 2nd September 2005, Chase Nominees Ltd notified the company a shareholding of 5.155%. The same company notified on 21st September 2005 that its shareholding at that date amounted to 4.946%.

On 27th September 2005, Grupo Planeta- De Agostini, S.L., formerly Kort Geding, S.L., notified the company a shareholding of 35% in the capital stock. The same shareholding has been notified by Planeta Corporación, S.R.L., partner of Grupo Planeta- De Agostini, S.L. and, consequently, indirect holder of its shareholding in the capital stock of Antena 3 de Televisión, S.A.

Purchases of treasury shares that have to be notified in accordance with the 1st additional provision of the Corporations Law.

On 19th January 2005, the company notified the acquisition of 75,000 shares that, added to the 481,502 already owned, made a total of 556,502 shares which represented 1.002% of the capital stock. Since 27th April 2005, the effective date of the change in the nominal value of the shares - from euro 3 to euro 0.75 - agreed by the Shareholders' Ordinary General Meeting held on 9th March 2005, the treasury shares declared by the company amount to 2,226,008 shares. However, this does not modify the percentage of the capital stock represented by such shares.

Other significant increases or decreases in capital assets (shareholdings exceeding 10% in non-listed companies, significant investments or disinvestments, etc.)

CNMV Reference No. 57208
28th April 2005
The Board of Directors of Antena 3 de Televisión, S.A., in its meeting held on 27th April 2005, ratified a resolution for the acquisition of 100% of the shares of the companies Unipublic, S.A. and Organizaciones Deportivas y Culturales Unipublic, S.A., for a total acquisition price of euro forty two million.

Increases and decreases of the capital stock or of the value of the securities and Amendments to the Corporate Bye-laws

The Shareholders' Ordinary General Meeting held on 9th March 2005 approved, among other resolutions, to modify the nominal value of the shares. In accordance with such resolution, the number of shares is multiplied by 4 and the nominal value of each share is now of euro 0.75 instead of euro 3. However, the capital stock remains unchanged. See the Significant Event notified on 10th March 2005 (included in the Significant Event registered under number 56137 of the CNMV on 10th March 2005).

Changes in the Directors or in the Board of Directors

CNMV Reference No. 62889
23rd December 2005
The company notified the resolutions adopted by the Board of Directors in the meeting held on 21st December 2005 and which are the following: acceptance of the resignation of the Director Mr. Thomas Rabe in connection with all the offices held by him and appointment by co-optation, at the proposal of RTL Group Communication, S.L.U., of Mr. Elmar Heggen as Director and member of the Audit and Control Committee.

Other significant events:

A) Significant events:

Annual Report on Corporate Governance
CNMV Reference No. 55376
4th February 2005
The company forwarded the Annual Report on Corporate Governance corresponding to year 2004, and approved by the Board of Directors on 26th January 2005.

Notification of summons and resolutions of the Meetings and the Board of Directors

CNMV Registration No. 55164
27th January 2005
The company forwarded the resolutions related to the next summons of the Shareholders' Ordinary General Meeting to be held, in first call, on 9th March 2005, including the Agenda.

CNMV Registration No. 55411
8th February 2005
The company forwarded the resolutions of the Board of Directors and the ExecutiveCommittee in connection with the resolution proposals to be submitted to the Shareholders' General Meeting. The company also notified the approval of the compulsory Report of the Board in connection with the proposal to modify the

nominal value of the shares and the subsequent amendment of the relevant article of the corporate bye-laws.

CNMV Registration No. 55624
18th February 2005
The company forwarded the full text of the summons of the Shareholders' Ordinary General Meeting held, in first call, on 9th March 2005.

CNMV Registration No. 56137
10th March 2005
The company forwarded the full text of the resolutions approved by the Shareholders Ordinary General Meeting held on 9th March 2005.

CNMV Registration No.. 56962
20th April 2005
The company notified the execution of the resolution of the Shareholders' Meeting to change the nominal value of the shares and its effective date, 27th April 2005.

Remuneration Schemes

CNMV Registration No. 54743
4th January 2005
Antena 3 de Televisión, S.A. notified the implementation of the first application of the three-year variable remuneration and fidelization plan for the managerial staff.

CNMV Registration No. 55410
8th February 2005
Antena 3 de Televisión, S.A. notified the modifications of the three-year variable remuneration and fidelization plan for the managerial staff.

Interim results

CNMV Registration No. 55162
27th January 2005
The company forwarded information on the results for the second quarter 2004.

CNMV Registration No. 57553
10th May 2005
The company forwarded the information on the results for the first quarter 2005.

CNMV Registration No. 59448
8th July 2005
The Company notified that the consolidated net turnover of the Group during the first half of year 2005 has experienced an increase of 24% compared with the same period of last year.

CNMV Registration No. 59766
26th July 2005
The company forwards information on the results for the first half of 2005.

CNMV Registration No 61745
27th October 2005
The company forwarded the information on the results for the third quarter 2005

Parasocial agreements

CNMV Registration No 58217
25th May 2005
Kort Geding, S.L. notified the agreement executed by its partners for the merger of Grupo Planeta- De Agostini, S.L. and DeA Multicom, S.L. through absorption by Kort Geding, S.L. which will change its name for "Grupo Planeta- De Agostini, S.L."

CNMV Registration No. 58218
25th May 2005
Planeta Corporación, S.R.L. and DeA Multicom, S.L., partners of Kort Geding, S.L. notified the full text of the agreement executed by Planeta Corporación, S.R.L., De Agostini Invest, S.A., De Agostini International, B.V. and DeA Multicom, S.L. on 25th May 2005, and its annexes.

CNMV Registration No. 62818
20th December 2005
De Agostini Communications, S.A. notified, in connection with the agreement executed on 25th May 2005 (see CNMV registration no. 58217 and no. 58218), that De Agostini Invest, S.A. has been subject to a split and winding-up operation and, consequently, the shares of Grupo Planeta- De Agostini, S.L. (direct holder of the shares of Antena 3 de Televisión, S.A.) of which De Agostini Invest, S.A. was the holder, have been awarded to the Luxembourg-based company De Agostini Communication, S.A..

Speeches of the Managers of the company and its Group on the occasion of the Investor Day.

CNMV Registration No 61791
CNMV Registration No 61792
CNMV Registration No 61793
CNMV Registration No 61794
CNMV Registration No 61795
CNMV Registration No 61799
CNMV Registration No 61800
CNMV Registration No. 61801
All forwarded on 28th October 2005.

B) Other Communications:

Information on dividends and other remunerations of shareholders

CNMV Registration No. 17756

28th January 2005
The company informed about its remuneration policy for shareholders.

CNMV Registration No. 17980
10th March 2005
The company informed that the Chairman of the Board of Directors in his speech on the occasion of the Shareholders' Ordinary General Meeting held on 9th March 2005 announced to the shareholders that the distribution of dividends approved by the Meeting would take place on 11th April 2005.

Information on strategy, objectives and forecasts of the Company

CNMV Registration No. 17846
17th February 2005
The company notified its forecasts for 2005.

Information of the Results of Issuer Companies. Presentations related to the Company

CNMV Registration No. 18016
15th March 2005
The company forwarded the presentation prepared by Deutsche Bank.

CNMV Reference No. 18447
10th May 2005
The Company forwarded the presentation on the application of the International Rules on Financial Information (IRFI).

CNMV Reference No. 18454
11th May 2005
The company forwarded a presentation in English of the results for the first quarter 2005.

CNMV Registration No. 18945
26th July 2005
The company presents an English version of the results for the first half of 2005.

CNMV Registration No. 19395
27th October 2005
The company presents an English version of the results for the third quarter 2005.

CNMV Registration No. 19409
27th October 2005
The company forwarded a Press Note related to the results for the third quarter 2005.

Announcement of the payment of coupons and dividends

CNMV Registration No. 18103

29th March 2005
The company completed and forwarded all the information related to the payment of 2004 dividends, approved by the Shareholders' Ordinary General Meeting on 9th March 2005.

CNMV Registration No. 18944
26th July 2005
The company informs that the Board of Directors has agreed to distribute an interim dividend on 2005 results of a gross amount of € 0.38 per share.

19

Antena 3 Group

2005
FULL YEAR RESULTS

Madrid, 23rd February 2006

Legal Notice

The information contained in this presentation has not been independently verified and is, in any case, subject to negotiation, changes and modifications.

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Highlights 2005

- ✓ Antena 3 Group Net Revenues in 2005 exceed the barrier of 1 billion Euros, with Net Profit growing 99.9% yoy
- ✓ Full year 2005 audience share for A3TV is up +0.5pp to 21.3%, improving its share yoy more than any other broadcaster in Spain
- ✓ Antena 3 achieving overall audience leadership during 4Q05 with a 24h share of 22.1%
- ✓ The Group's radio business posts record results driving its EBITDA margin to 23.4%

Antena 3 Group

Financials (IFRS)

➔ **Net Cash Position: € 137,5 mill (31/12/05) vs. € 84 mill. (31/12/04)**

€ mill	2005	2004	*YoY*
Net Revenues	**1004.8**	**818.0**	22.8%
EBITDA	**347.4**	**198.5**	75.0%
EBITDA margin	34.6%	24.3%	
Net profit	**226.0**	**113.1**	99.9%
Net Profit margin	22.5%	13.8%	

Source: Antena 3

Antena 3 Group

Cost Structure (IFRS) including Unipublic

➔ **The Group's cost reporting FY05 includes the integration of Unipublic**

€ mill	2005	2004	YoY
Programming Costs & other consumptions	303.7	281.6	7.9%
Personnel Costs	152.1	143.3	6.2%
Author Rights	33.3	29.5	12.6%
Other Costs	168.3	165.1	1.9%
Total OPEX	**657.4**	**619.5**	**6.1%**

Source: Antena 3

Antena 3 Group

Cost Structure (IFRS) excluding Unipublic

➔ **Excluding the effect of Unipublic, Antena 3 reached its cost targets**

€ mill	2005	2004	YoY
Programming Costs & other consumptions	295.9	281.6	5.1%
Personnel Costs	147.1	143.3	2.7%
Author Rights	33.3	29.5	12.6%
Other Costs	160.3	165.1	-2.9%
Total OPEX	**636.6**	**619.5**	**2.8%**

Source: Antena 3

Cost performance

Total OPEX Group (€ mill)

A3 achieved its cost control targets and continues to gain cost flexibility



20,8
53,6
83,5
83,5
565,9
553,1
553,1
- 2.3%
Unipublic
Variable Costs*
Other Costs
2004
2005
(excluding Unipublic)
2005
(including Unipublic)

	2004	2005 (excluding Unipublic)	2005 (including Unipublic)
Total OPEX	619.5	636.6	657.4
		+2.8%	+6.1%

Source: Antena 3

*Costs related to the evolution of sales and EBITDA performance

Cost performance

Meeting the initial cost control targets

- **Accumulated cost performance figures show the success of Antena 3 Group's cost containment policy**


Group's OPEX Growth (%)
-7%
-3%
1%
6%
11%
6%*
4%*
2.8%*
Q1
H1
9M
FY
Q1
H1
9M
FY
2004 (Spanish GAAP)
2005 (IFRS)

Source: Antena 3

*Like for like comparison. Does not include Unipublic

Antena 3 Group
Cash Flow Statement (€ mill)

1. Cash Flow from Operations	
Profit Before Taxes	322,7
Reconciliation of profit to cash flow from operations	71,4
Depreciation and amortisation charges	22,1
-Provisions	46,7
(Gains)/losses on disposals	(11,6)
Accrued Financial Costs	14,3
(Increase)/decrease in Working Capital	(60,3)
Income tax payed	(38,6)
Cash Flow From Operations	**295,2**
2. Cash Flow from Investment Activities	
Investments	(68,8)
Acquisitions	(45,2)
Fixed Assets	(23,6)
Disposals	20,2
Divestment	15,8
Fixed Assets	4,4
Cash Flow from Investment Activities	**(48,6)**
3. Cash Flow from Financing Activities	
Dividend payment	(166,3)
Purchase of A3TV shares	(26,6)
Cash financial costs/incomes	(3,9)
Cash Flow from Financing Activities	**(196,8)**
Increase/(Decrease) of Cash during the period	**49,8**
Initial Cash Position (31/12/04)	84,0
Variations resulting from changes in consolidation perimeter	3,6
Net cash/(debt) at period end	**137,5**

Source: Antena 3

Antena 3 Group

Advertising market overview


+7.4%
2004
2005

Source: Antena 3 Estimates

- Total conventional advertising market grows by 7.4% in 2005
- Antena 3 Group outperforms the ad market in 2005, increasing its gross advertising revenues by 19.1%

Ad market performance 2005 vs 2004	
TV	10.0%
Radio	12.5%
Internet	22.0%
Cinema	5.0%
Newspaper	4.5%
Magazines	1.6%
Outdoor	3.5%
Sunday supplem.	2.5%

Source: Antena 3 Estimates

Television

Financials (Spanish GAAP)

€ mill	2005	2004	YoY
Net Revenues	**864.7**	**697.4**	*24.0%*
EBITDA	**325.9**	**210.1**	*55.2%*
EBITDA margin	*37.7%*	*30.1%*	
Net profit	**207.5**	**102.9**	*101.7%*
Net Profit margin	*24.0%*	*14.7%*	

Source: Antena 3

Television Revenues

All TV revenue lines performing exceptionally well during 2005

➔ **A3 has outperformed the advertisement market, further reduced discounts and exploited new ways of generating Other TV revenues**

€ mill	2005	2004	YoY
Gross advertising sales	835.9	700.7	19.3%
Discounts	-35.9	-41.2	-12.9%
Net advertising sales	800.0	659.5	21.3%
Other net revenues	64.7	37.9	70.6%
Total Net Revenues	**864.7**	**697.4**	**24.0%**

Source: Antena 3

Television Costs

Successful investment in the programming grid and high variable cost due to the remarkable revenue performance mark the TV Opex line.

€ mill	2005	2004	YoY
Programming Costs	292.1	268.9	8.6%
Personnel Costs	105.1	103.4	1.7%
Author Rights	30.5	27.1	12.3%
Other Costs*	111.0	87.9	26.2%
Total OPEX	**538.7**	**487.4**	**10.5%**

Source: Antena 3

* Includes costs related to higher Other TV Revenues

Television

EBITDA Performance

➔ **Further expansion of TV EBITDA margin reflects the companies cost control policy and the strong revenue performance**



EBITDA (€ mill)
450
400
350
300
250
200
150
100
50
0
EBITDA (%margin)
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
2003
2004
2005
33%
41%
38%
38%
26%
34%
31%
30%
7%
18%
16%
21%
1Q
1H
9M
FY

Source: Antena 3

Television

Advertising Market

- In 2005 the TV advertising market grows by 10 %
- A3TV outperforms the market and increases its TV gross revenues by 19,3%


% Growth
2005 vs. 2004
10
19,3
TV market
A3TV

Source: Antena 3 Estimates

Sector	Weight [1]	YoY
Automotive	15%	13.2%
Food	15%	10.0%
Beauty&Hygiene	12%	37.2%
Telecoms	9%	48.0%
Culture&Education	8%	11.2%
Finance	7%	33.0%
Distribution	7%	30.6%

1 Weight according to Total TV. Adults

Source: A3 Estimates

Television

Advertising market

- A3TV gains significant ad market share


% Market Share
26,9
2.3pp
29,2
73,1
70,8
Rest
2004
2005

- A3TV continues to improves its power ratio


Power Ratio
2005
1.37
6.2%
2004
1.29

Source: Antena 3

Audience Performance

Individuals

- In 2005 again, A3TV gains more audience share than any of its competitors


24 hours
22,1
22,3
21,4
21,3
20,8
19,6
2004
2005

▲ 0.5


Prime Time
22,5
22,9
21,8
21,9
21,1
19,8
2004
2005

▲ 0.8

Source: Sofres

Audience Performance

24 Hours

➔ Solid audience share performance in all relevant targets


All Individuals
22,1
22,3
21,4
21,3
20,8
19,6
2004
2005
Commercial Target
25,2
24,5
21,9
22,8
17,8
15,7
2004
2005
Family Target
23,1
23,2
22,2
22,8
18,5
16,3
2004
2005

▲ 0,5 ▲ 0,9 ▲ 1,0

Source: Sofres

Audience Performance

Prime Time

➾ **Further consolidation of the successful Prime Time grid**


All Individuals
22,5
22,9
21,8
21,9
21,1
19,8
2004
2005
0,8
Commercial Target
26,3
26
22,0
22,9
18,1
16,3
2004
2005
0,9
Family Target
24,5
25
22,7
23,0
19,2
16,9
2004
2005
0,3

Source: Sofres

Audience Performance 2005

24h All Individuals

A3TV achieves absolute leadership during the last months of 2005


22,1
21,4
20,8
22,6
22,1
22,8
22,7
23,6
22,3
22,6
22
22,6
22,7
21,9
21,8
22,7
21,1
21,3
20,8
20,2
20,2
20,6
21
20,8
21,5
21,2
20,9
19,8
19,1
18,9
19,4
18,8
20,1
19,2
19,5
19,3
20,5
20,5
19,5
FY04
J
F
M
A
M
J
J
A
S
O
N
D
FY05
yoy
22,3
+ 0.9%
21,3
+ 2.4%
19,6
- 8.4%

Source: Sofres

Audience Performance 2004-2005

24h All Individuals

➔ **Two years of consistent work on the programming grid paid off !**



22,9
22,7
22,1
22,2
21,4
22,2
22,5
22,9
22,0
22,1
21,5
21,6
21
21,7
21,1
20,4
20,1
20,1
20,0
20,3
20,2
19,3
19,4
19,3
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
2004
2005

Source: Sofres

Television

Content Mix and its audience share performance

➔ **Building its programming grid on a large variety of TV genres reflects A3TV's family-oriented content strategy**

Movies	23.0%
Life Sports Events	47.4%
Fiction	24.2%
Entertaiment	23.2%
Telenovela	23.1%
News	23.5%


Aquí No Hay Quien Viva
Los Más
Estoy Por Ti
Buenafuente
TV UN enchufados
GAVILANES
Cuerpo del Deseo
NOTICIAS

Source: Sofres, 2005 Average, Total Individuals

Radio

Financials (Spanish GAAP)

€ mill	2005	2004	YoY
Net Revenues	**96.8**	**90.7**	*6.7%*
EBITDA	**22.7**	**15.3**	*48.0%*
EBITDA margin	*23.4%*	*16.9%*	
Net profit	**13.3**	**5.0**	*162.9%*
Net Profit margin	*13.8%*	*5.6%*	

Source: Antena 3

Radio

Solid and stable audience share

➔ **Onda Cero and Europa FM have increased their numbers of listeners**


Onda Cero
Europa FM
2.115
2.159
2.130
2.181
3rd 04
1st 05
2nd 05
3rd 05

Number of listeners (.000). Source: EGM Avg.

Radio

Achieving sector leadership in profitability !

➾ **Two years of effective restructuring, constant product improvement and a successful commercial strategy resulted in the highest EBITDA margins within the Spanish radio sector**


2003
2004
2005
EBITDA (€ mill)
% EBITDA margin
25
20
0
-5
30%
25%
20%
15%
10%
5%
0%
-5%
-10%
17%
7%
-5%
26%
16%
3%
20%
11%
-6%
23%
17%
4%
1Q
1H
9M
FY

Source: Antena 3

Contribution Other Subsidiaries

Financials (IFRS)

€ mill	2005**	2004*	YoY
Net Revenues	**57.3**	**33.0**	*73.3%*
EBITDA	**5.2**	**- 5.6**	*n/a*
EBITDA margin	*9.0%*	*n/a*	
Net profit	**3.9**	**- 4.3**	*n/a*
Net Profit margin	*6.8%*	*n/a*	

Source: Antena 3
Contribution to consolidated group
* *2004 Mainly includes Movierecord, Ensueño Films and Antena 3 Editorial*
** *2005 Mainly includes Movierecord, Ensueño Films, Antena 3 Editorial and Unipublic*

Unipublic.

Financials (Spanish GAAP)

€ mill	Jan-May	Jun-Dec*	Jan-Dec
Net Revenues	2.2	29.6	31.8
OPEX	6.2	18.8	25.0
EBITDA	-3.9	10.8	6.8
EBITDA margin	*n/a*	*36.5%*	*21.4%*

Source: Antena 3

* Jun-Dec period included in Antena 3 Group's consolidated perimeter

Financial Results 4Q05

BACK-UP SLIDES

Consolidated Group (IFRS)

Financial Results 4Q05 € mill.


4Q04
4Q05
14.3%
254
291
1.4%
194
197
56.0%
60
94
85.3%
38
70
Net Revenues
OPEX
EBITDA
Net Profit
Margin 24% 32%

Source: Antena 3 TV

Television

Financial Results 4Q05 in € mill.


4Q04
4Q05
18.0%
217
256
6.3%
153
163
46.0%
64
93
83.4%
37
69
Net Revenues
OPEX
EBITDA
Net Profit
Margin 29% 36%

Source: Antena 3 TV

Radio

Financial Results 4Q05 in € mill.


4Q04
4Q05
-0.4%
27
27
-3.3%
19
18
+6.0%
8
9
56.6%
4
7
Net Revenues
OPEX
EBITDA
Net Profit
Margin 30% 32%

Source: Antena 3 TV